Exhibit 99.9

NICE Actimize Positioned As Overall Technology Leader in
the 2020 Quadrant Knowledge Enterprise Fraud Management Report

The SPARK Matrix™shows NICE Actimize as the highest-scoring vendor across Technology
Excellence and Customer Impact metrics

Hoboken, NJ, June 30, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall global Technology Leader in its recently released report titled “SPARK Matrix™: Enterprise Fraud Management (EFM), 2020”. The Quadrant Knowledge Solutions research report, which provided competitive analysis and a ranking of 13 enterprise fraud management vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across Technology Excellence and Customer Impact performance metrics.

The Quadrant Knowledge EFM report, positioning NICE Actimize as the “clear leader in the 2020 SPARK Matrix of the enterprise fraud management market” cited numerous strengths, noting, “NICE Actimize offers robust data integration and real-time fraud detection, advanced AI/ML capabilities, model governance, performance and scalability. The company continues to make investments with a strategy and vision to offer autonomous fraud management solutions.”

The report also stated, “Their industry-leading integrated fraud management platform, IFM-X, provides a cross-channel/cross-payment, end-to-end fraud management hub. The platform offers robust data management, advanced analytic engines, and strategy and investigation management capabilities. With IFM-X, data ingestion is simplified, analytics are agile, and financial services organizations' fraud operations teams are able to work smarter, rather than harder.”

“The growing complexity of fraud attacks, particularly in a year impacted by the COVID-19 pandemic, requires increasing sophistication in enterprise fraud management,” said Craig Costigan, CEO, NICE Actimize. “IFM-X, our robust enterprise fraud management platform which provides real-time fraud detection, minimizes losses, and improves customer experience, has driven our market success. We continue to make significant investments in machine learning, data management, and advanced analytics that further enhance our fraud management platform.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor ranks related to their competitors along several axes representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Enterprise Fraud Management (EFM), 2020”, click here.

For additional information:

•	For more on NICE Actimize's IFM-X Platform, please click here.
•	To review an IFM-X YouTube video, please click here.

NICE ■ 221 River Street, 10h Floor, Hoboken, NJ 07030 ■ Tel: +1 551-256-5000 ■ Fax: +1 551-256-5252 ■ www.nice.com

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com
Yisca Erez, +972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statement
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.